Filed Pursuant to Rule 253(g)(3)

File No. 024-11663

SUPPLEMENT NO. 1 DATED DECEMBER 10, 2021

TO THE OFFERING CIRCULAR DATED NOVEMBER 9, 2021

MASTERWORKS 085, LLC

This Supplement No. 1 dated December 10, 2021, supplements the Offering Circular of Masterworks 085, LLC dated November 9, 2021 which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on September 29, 2021 and qualified on November 4, 2021, as may be further amended and supplemented (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is solely to reflect the fact that, effective immediately, investors will no longer have the option to use an independent third party exchange platform linked directly to the Masterworks website to exchange Bitcoin or Ethereum for cash to pay for their Class A shares. Masterworks will no longer facilitate the exchange of Bitcoin or Ethereum for cash to subscribe for shares, but investors may continue to make such payment through the other payment methods described in the Offering Circular.

Except as set forth in this Supplement No. 1, the Offering Circular remains unchanged.